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SEC FILE NUMBER
8-10438

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Manhattan Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alvaro S. Pinto (212) 756-3232
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

E.D.

OATH OR AFFIRMATION

I, Neal K. Stearns, swear (or affirm) that, to the best of my knowledge and belief the accompanying Statement of Financial Condition pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2019, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Neal K. Stearns
Senior Managing Director

Notary Public

SUZANNE M. CAPELLINI
Notary Public, State of New York
No. 01CA4707207
Qualified in New York County
Commission Expires May 28, 20__

SUZANNE M. CAPELLINI
Notary Public, State of New York
No. 01CA4707207
Qualified in New York County
Commission Expires May 28, 20 23

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Manhattan Co.
Consolidated Statement of Financial Condition

December 31, 2019

Contents

Facing Page and Oath or Affirmation

Report of Independent Registered Public Accounting Firm....................1
Consolidated Statement of Financial Condition....................2
Notes to Consolidated Statement of Financial Condition....................3

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Partners and Managing Members of
First Manhattan Co.

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co. (the Company) as of December 31, 2019 and the related notes (the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Adoption of ASU 2016-02, "Leases (Topic 842)"

As discussed in Note 3 to the consolidated financial statement, the Company changed its method for accounting for leases as a result of the adoption of ASU 2016-02, "Leases (Topic 842)", effective January 1, 2019. Our opinion is not modified with respect to this matter.

Ernst & Young LLP

We have served as the Company's auditor since 1975.

February 27, 2020

First Manhattan Co.

Consolidated Statement of Financial Condition

December 31, 2019
($ in thousands)

Assets		
Cash in banks	$	8,815
Receivable from clearing broker, net		3,211
Investment advisory fees receivable		19,679
Operating lease right-of-use asset		18,627
Investments in marketable securities owned by the Company, at fair value (cost $15,960)		16,243
Other marketable securities, at fair value		6,135
Secured demand notes receivable, fully collateralized		8,334
Fixed assets, net		2,974
Other assets		5,059
Total assets	$	89,077
Liabilities and net worth		
Liabilities		
Accounts payable and accrued expenses	$	19,289
Operating lease liability		21,460
Secured demand notes		8,334
Total liabilities		49,083
Net worth		39,994
Total liabilities and net worth	$	89,077

See accompanying notes.

First Manhattan Co.

Notes to Consolidated Statement of Financial Condition
December 31, 2019
($ in thousands)

1. Organization

First Manhattan Co. ("FMC" or collectively with its subsidiaries, the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries ("Subsidiaries") which are consolidated into FMC. Consequently, the Company's consolidated statement of financial condition reflects the assets, liabilities, and net worth of FMC and the Subsidiaries on a consolidated basis.

The Company is the general partner of and/or the investment advisor to ten investment entities in which the Company has an investment of less than 1% of each entity's total capital. Certain of the investment entities are variable interest entities in accordance with Accounting Standards Codification ("ASC") 810, Consolidation, and others are voting interest entities. The Company does not consolidate these entities because it is not the primary beneficiary of a variable interest entity or does not control the voting power of a voting interest entity. Included in Other Assets on the Consolidated Statement of Financial Condition is $2,069 which represents the carrying amount of investments in these investment entities, $728 of receivables from limited partners and $372 of receivables from investment entities and affiliated entities. Included in the balance of Investment Advisory Fees Receivable is $17,367 which represents the outstanding portion of investment advisory fees receivable from these entities.

2. Significant Accounting Policies

The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition.

The Company operates as a single segment under ASC 280, Segment Reporting.

2. Significant Accounting Policies (continued)

The Consolidated Statement of Financial Condition has been prepared in accordance with U.S. GAAP, as codified in the ASC and set forth by the FASB. Significant accounting policies are as follows:

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities.

Fixed assets are stated at cost, less accumulated depreciation and amortization. The estimated useful lives of the assets are five years for equipment and seven years for furniture and fixtures. Leasehold improvements include landlord incentives with a net book value of $1,480. The estimated useful life of leasehold improvements is the shorter of the useful life of the asset or the remaining lease term.

The fair value of the Company's assets and liabilities approximates the carrying value presented in the Consolidated Statement of Financial Condition.

3. Leases

Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the consolidated statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of cash flows arising from a lease by a lessee, have not significantly changed from previous U.S. GAAP requirements. Under the effective date transition method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured.

Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

3. Leases (continued)

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use asset and operating lease liabilities of $21,926 and $25,179 respectively, at January 1, 2019.

Other information related to leases as of December 31, 2019 are as follows:

Weighted average remaining operating lease term	5 years
Weighted average discount rate of operating leases	4.34%

($ in thousands)

3. Leases (continued)

Aggregate future minimum annual rental payments for the years subsequent to December 31, 2019 are approximately as follows:

Year ending December 31:	
2020	$ 4,645
2021	4,645
2022	4,645
2023	5,013
2024	5,013
Total undiscounted lease payments	$ 23,961
Less imputed interest	(2,500)
Total lease liability	$ 21,461

The operating lease for office space is secured by an irrevocable letter of credit in the amount of $2,150 at December 31, 2019.

4. Receivable from Clearing Broker, Net

Receivable from clearing broker, net represents cash maintained at Pershing, interest receivable, commissions and ticket charges earned as an introducing broker for customer transactions, net of clearing and related expenses.

5. Taxes

The Company is a partnership and therefore is not subject to federal, state and local income taxes, but it is subject to the New York City unincorporated business tax. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying Consolidated Statement of Financial Condition. The Company has determined that there are no uncertain tax positions.

6. Secured Demand Notes

Secured demand notes from limited partners of FMC (maturing January 31, 2028) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $6,135, has also been contributed as capital by the limited partners.

7. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2019, the Company had net capital, as defined, of approximately $14,100, which exceeded the minimum net capital requirement by approximately $13,850.

8. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

($ in thousands)

8. Investments (continued)

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2019:

	Investments in Marketable Securities Owned by the Company	Other Marketable Securities
Level 1	$ 16,243	$ 2,225
Level 2	-	3,910
Level 3	-	-
	$ 16,243	$ 6,135

Investments in marketable securities owned by the Company include marketable equities and U.S. Government securities. Such securities are valued at quoted prices in active markets for identical instruments.

Corporate bonds and municipal bonds are valued using dealer quotes, bond market activity, and other marketable observable movements. Corporate and municipal bonds are included in Level 2 in other marketable securities.

During the year ended December 31, 2019, there were no securities or other financial instruments classified as Level 3.

9. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2019, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. As such, the Company has not recorded an accrual for this contingency at December 31, 2019.

10. Concentration of Credit Risk

The Company is engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as deemed necessary, the credit standing of each broker.

For the year ended December 31, 2019, a single broker cleared the majority of securities transactions.

11. Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard is effective for annual reporting periods beginning after December 15, 2019, and interim periods therein. Management has evaluated the effect of adopting the new standard and has concluded that there will not be a material impact to the Company's Consolidated Statement of Financial Condition.

12. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the Consolidated Statement of Financial Condition and has determined that no subsequent events have occurred that would require disclosure in the Consolidated Statement of Financial Condition or accompanying notes.